August 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (416) 304-5047

Mr. Gerald T. McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

Re: Canadian Imperial Bank of Commerce
Form 40-F for Fiscal Year Ended October 31, 2005
File No. 1-14678

Dear Mr. McCaughey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 40-F as of and for the fiscal year ended October 31, 2004

General

1.   On October 7, 2005 you submitted a written response letter to our comment letter
        dated September 23, 2005. However, we note that your response letter, which
        was signed by Francesca Shaw, Senior Vice President and Chief Accountant, was
        not filed on EDGAR as required for all registrant correspondence with the staff.
        Please file your October 7, 2005 response letter on EDGAR as soon as
        practicable.

Form 40-F as of and for the fiscal year ended October 31, 2005
CIBC Annual Accountability Report 2005
Management's Discussion and Analysis

Disclosure Controls and Procedures, page 93

2.   Please tell us and revise future filings to disclose the date as of which
        management evaluated the effectiveness of disclosure controls and procedures
        and concluded that they were effective.

Consolidated Financial Statements

Consolidated Statements of Operations, page 99

3.   We note from a review of your financial statement presentation for the past
        several years that you have historically followed an income statement format
        which includes a presentation of net interest income but excludes a presentation
        of net interest income after provision for loan losses. We further note that the
        Management's Discussion and Analysis section of your Form 40-F seems to focus
        on total revenue (net interest income plus non-interest income, excluding the
        provision for credit losses) instead of net interest income, particularly in your
        discussion of results for each of your reporting segments. Please tell us the
        following related to your current income statement presentation:

        •   Please tell us how you believe you have complied with the requirements of
                Rule 9-04 of Regulation S-X or why you believe the rule is not applicable to
                you;

        •   Please tell us what your intent is in presenting total revenue and why you
                believe such a measure provides meaningful information to your investors;

- Please tell us how you believe your current income statement presentation affects the comparability of your financial statements to other bank holding companies and why, at a minimum, you have not included a net interest income after provision for credit losses measure on the face of the financial statements; and

- Please tell us why the Management's Discussion and Analysis section of your Form 40-F focuses on the total revenue measure for each of your segments and why you believe discussion of this measure, as opposed to a discussion focused on net interest income and other revenues separately, provides the most meaningful information to investors.

Note 24 – Commitments, Guarantees, Pledged Assets and Contingent Liabilities, page 139

4. We note your disclosure on page 141 that your provisions taken to date to cover Enron-related settlements and reserve against remaining Enron matters take into account expected insurance recoveries. Please tell us whether the Enron-related provisions recorded under Canadian GAAP are of the same amount as those recorded under US GAAP. If the amounts are different, please quantify and fully explain the reasons for the differences. Also, please explain where any differences appear in your reconciliation to US GAAP in Note 27, including the individual adjustments and related line-items in those particular financial statements.

5. Please quantify for us the amount of expected insurance recoveries that you have netted against your Enron-related provisions to date. Please compare and contrast your accounting treatment in Canadian GAAP as opposed to US GAAP. As a related matter, please also tell us the specific facts and circumstances that you have relied upon in determining that Enron-related insurance recoveries are probable (as defined in paragraph 5 of SFAS 5 as likely to happen), if true.

6. As a related matter, please tell us whether any of the insurance companies from which you are seeking recoveries for Enron-related matters are asserting that they are not liable to indemnify your losses. If so, please tell us how this is accounted for under Canadian GAAP. Compare and contrast this treatment to that under US GAAP which requires that recoveries of these losses are considered probable. Refer to SAB Topic 5Y.

7.   We note your disclosure on page 141 that you have recorded a tax benefit of $297 million relating to your 2005 Enron-related provision but that there is a significant uncertainty associated with the ultimate tax benefits to be realized for these settlements. Please tell us whether you have also recorded this tax benefit for US GAAP purposes and if so, the accounting literature that you relied upon to determine that realization of this tax benefit was more likely than not.

Note 27 – Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 146

General

8.   For all income statement periods presented, please revise your filing to provide either a statement of cash flows prepared in accordance with US GAAP or IAS 7 or revise to include a note to your financial statements quantifying the material differences between cash flows under Canadian GAAP as compared to US GAAP. Refer to Item 17(c)(2)(iii) of Form 20-F. Alternatively, please tell us why you believe this disclosure requirement is not applicable to you.

I. – Liabilities and Equity, page 149

9.   We note your disclosure beginning on page 149 regarding your Canadian GAAP accounting change regarding the classification of convertible preferred shares. Please tell us how you considered the guidance of SFAS 150 in determining that these preferred shares should be classified as equity for US GAAP purposes.

M. – Netting of Financial Instruments, page 149

10.   We note your disclosure that there is a difference between Canadian and US GAAP concerning when separate financial instruments can be presented on a net basis; however it is unclear how this difference impacted your GAAP reconciliation. Please quantify for us the impact of this difference for each period presented.

N. - Future U.S. Accounting Policy Changes, page 150

11.   Please tell us and revise future filings to describe the impact that the FIN 28, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, is expected to have upon your financial statements. Please specifically address the implications to tax positions you have taken on Enron-related provisions and leveraged leases.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief